

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 27, 2023

Robert Andersen
Chief Financial Officer
Xperi Inc.
2190 Gold Street
San Jose, CA 95002

> **Re: Xperi Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 6, 2023**
> **File No. 001-41486**

Dear Robert Andersen:

We have reviewed your September 19, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Consolidated Statements of Operations, page F-2

1. We note from your response to prior comment 1 that total revenue from services, which is the aggregation of non-recurring engineering ("NRE) services and advertising, accounted for less than 10% of total revenue for all periods presented. Please tell us what consideration was given to classifying your Technology Solutions arrangements as services. In this regard, these arrangements relate to the hosting and access to your platform which appear to be service arrangements. In your response, tell us the amount of revenues from Technology Solutions arrangements for the year ended December 31, 2022, including the extent to which such arrangements were accounted for as a single performance obligation or as multiple performance obligations.

Robert Andersen
Xperi Inc.
September 27, 2023
Page 2

You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Becky Marquez